FOR IMMEDIATE RELEASE

For Further Information:

Zweig Funds Shareholder Services

(800) 272-2700

zweig@virtus.com

THE ZWEIG FUND, INC. DISCLOSES SOURCES OF DISTRIBUTION

- SECTION 19A NOTICE

NEW YORK, April 19, 2012 – The Board of Directors of The Zweig Fund, Inc. (NYSE: ZF) declared a distribution of $0.055 per share to shareholders of record on April 12, 2012, payable April 19, 2012, under the current Managed Distribution Plan that pays 6 percent of the fund’s net asset value (“NAV”) on an annualized basis.

The following is a required Section 19A notice:

You should not draw any conclusions about the fund’s investment performance from the amount of this distribution or from the terms of the fund’s Managed Distribution Plan.

This notice discloses information on the sources of the distribution as required by SEC Rule 19(a) of the Investment Company Act of 1940 and the fund’s SEC Exemptive Order under Section 19(b) as follows:

Distribution Estimates	March 2012 (QTD)		Year-to-date (YTD) (1)
(Sources)	Per Share Amount	Percentage of Current Distribution	Per Share Amount	Percentage of Current Distribution
Net Investment Income	$0.005	8.8%	$0.005	8.8%
Net Realized Short-Term Capital Gains	—	0.0%	—	0.0%
Net Realized Long-Term Capital Gains	—	0.0%	—	0.0%
Return of Capital (or other Capital Source)	0.050	91.2%	0.050	91.2%

Total Distribution	$0.055	100.0%	$0.055	100.0%

(1)	YTD February 1, 2012 to January 9, 2013. (The distribution paid on January 9, 2012 was reportable for tax on Form 1099 in 2011)

The fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the fund is paid back to you. A return of capital distribution does not necessarily reflect the fund’s investment performance and should not be confused with “yield” or “income.”

The amounts and sources of distributions reported in this notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Zweig Fund - 2

Information regarding the fund’s performance and distribution rates is set forth below. Please note that all performance figures are based on the fund’s NAV and not the market price of the fund’s shares. Performance figures are not meant to represent individual shareholder performance.

Average Annual Total Return on NAV for the 5-year period ended March 31, 2012 (2)	2.71%
Current Fiscal YTD Annualized Distribution Rate (3)	8.91%

YTD Cumulative Total Return on NAV (4)	12.14%
YTD Cumulative Distribution Rate (5)	2.23%

(2)	Average Annual Total Return on NAV is the annual compound return for the five year period. It reflects the change in the fund’s NAV and reinvestment of all distributions.
(3)	Current Fiscal YTD Annualized Distribution Rate is the Cumulative Distribution Rate annualized as a percentage of the fund’s NAV as of March 30, 2012.
(4)	YTD Cumulative Total Return on NAV is the percentage change in the fund’s NAV from January 1, 2012 to March 31, 2012, including distributions paid and assuming reinvestment of those distributions.
(5)	YTD Cumulative Distribution Rate is the dollar value of distributions from January 1, 2012 to March 31, 2012 as a percentage of the fund’s NAV as of March 30, 2012.

The Zweig Fund, Inc. is a closed-end fund advised by Zweig Advisers LLC. For more information on the fund, please contact Shareholder Services at 800.272.2700, by email at zweig@virtus.com, or visit us on the web at www.virtus.com.

ZF Cusip: 989834106

Zweig Advisers LLC | 900 Third Avenue | New York, NY 10022-4793